Exhibit (21)
Subsidiaries of the Registrant

EXHIBIT (21)

LIST OF SUBSIDIARIES

LIST OF SUBSIDIARIES (name subsidiaries do business under)	JURISDICTION (incorporation)
Powerhouse Developments Inc.	British Columbia, Canada
Powerhouse Electric Corp.	British Columbia, Canada
Sea Breeze Energy Inc.	British Columbia, Canada
Sea Breeze Management Services Inc.	British Columbia, Canada
Sea Breeze Power Projects Inc.	British Columbia, Canada
SBJF Holding Corp.	British Columbia, Canada
Harrison Lake Hydro Inc.	British Columbia, Canada
Sea Breeze Pacific Regional	British Columbia, Canada
Transmission System, Inc.
SB-HDC Holding Corp.	British Columbia, Canada
Sea Breeze CariTrans Holding Corp.	British Virgin Islands
Knob Hill Holding Corp.	British Columbia, Canada
SB Peace Holding (01) Corp.	British Columbia, Canada
SB Peace Holding (02) Corp.	British Columbia, Canada
SB Peace Holding (03) Corp.	British Columbia, Canada
0849549 BC Ltd.	British Columbia, Canada